Exhibit (k)(4)

AMENDED AND RESTATED CLASS SHARES PLAN

FS INVESTMENT CORPORATION IV

Adopted: December 5, 2016

I.	BACKGROUND

This Amended and Restated Class Shares Plan (the “Plan”) for FS Investment Corporation IV (the “Fund”) has been prepared to provide the Board of Directors of the Fund (the “Board”) with an overview of the proposed multiple class structure. The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund has submitted to the U.S. Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Exemptive Order”) to permit it to offer additional classes of common stock, pursuant to Rule 18f-3(d) of the 1940 Act. Although not directly subject to Rule 18f-3 under the 1940 Act, in connection with the application for the Exemptive Order, the Fund has elected to comply with the provisions of Rule 18f-3 as if they applied to the Fund.

The Fund is currently only offering shares of Class T common stock. If an Exemptive Order satisfactory to the Fund is granted, the Fund intends to offer additional share classes, with each class having a different upfront sales load and fee and expense structure.

This document sets forth the separate arrangements, characteristics, and expense allocations for Class T shares and all related conversion features and exchange privileges. If an Exemptive Order satisfactory to the Fund is granted, this Plan will be amended to provide this information for additional share classes. In addition, the Board’s responsibilities with respect to the multiple class shares program are set forth herein. Any material amendments to the Plan will be presented to the Board for its approval.

II.	MULTIPLE CLASS SHARES STRUCTURE

The Fund’s multiple class shares program will allow an investor to select the most appropriate expense structure. Specifically, the investor will be able to choose a share class that the investor believes is most beneficial given the amount of the investment, type of account through which the investment is made, length of time the investor expects to hold his or her shares and other relevant circumstances. The investor’s choice of a class also determines how the investor’s sales representative will be compensated on that sale of shares.

The Exemptive Order, if granted, authorizes the Board to create additional classes of shares that are tailored to particular customers and distribution channels. This flexibility will allow the Fund to quickly adapt to future changes in the marketplace.

A.	CLASS SPECIFICATIONS

The rights of each class of shares of the Fund shall be as set forth in applicable resolutions adopted by the Board.

With respect to each class of common stock created hereunder: (i) each share of the Fund will represent an equal pro rata interest in the Fund; (ii) each new class will have a different class name (or other designation) that identifies the class as separate from any other class; (iii) each class may bear the expenses of the Fund’s operations which are directly attributable to such class, to the extent consistent with Rule 18f-3 under the 1940 Act, guidance by the SEC, and, to the extent relevant, guidance issued by the Internal Revenue Service; and (iv) stockholders of each class will have exclusive voting rights regarding any matter submitted to stockholders that relates solely to such class and will have separate voting rights on any matter submitted to stockholders in which the interests of that class differ from the interests of any other class. In addition, particular attributes of Class T shares, as described in the Fund’s prospectus filed as part of the Fund’s registration statement on Form N-2 (File No. 333-204239) (the “Prospectus”), are as follows:

Class T Shares

Stockholders of Class T common stock will pay upfront selling commissions of up to 3.00% and a dealer manager fee of up to 1.25% of the gross proceeds of Class T common stock sold in the Fund’s public offering. Class T common stock that is issued under the Fund’s distribution reinvestment plan is not subject to an upfront sales load. Pursuant to an amended and restated distribution plan adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act (the “12b-1 Plan”), Class T common stock is also subject to an annual distribution fee of 1.00% of the estimated value of the Fund’s Class T shares, as determined in accordance with applicable rules of The Financial Industry Regulatory Authority, Inc. (“FINRA”).

B.	CONVERSIONS

Provided the Fund receives an Exemptive Order satisfactory to it and therefore offers a class of shares with no sales load or asset-based service or distribution fee (a “No-Load Share Class”) a Class T share will convert into a share of the No-Load Share Class upon the earliest of (i) a Class T share reaching the applicable sales charge cap (which shall be 7.25% of the gross offering proceeds), (ii) the Fund’s dealer manager advising the Fund that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of the Fund’s continuous public offering and (iii) a liquidity event. The sales charge cap applicable to certain shares, including shares sold prior to February 1, 2017, will be reduced by the amount of any upfront sales load that is waived for such shares or to otherwise account for any lower upfront sales load paid by an investor with respect to such shares. If any shares of Class T common stock are converted pursuant to item (i), and if there are outstanding shares that are identifiable by the Fund as having been issued pursuant to a distribution reinvestment plan with respect to distributions attributable to the converted shares or as a stock dividend with respect to the converted shares, then the identified shares shall automatically convert, without action by the holder thereof. With respect to item (i) above, any such Class T share will automatically convert into a share of the No-Load

Share Class as of the last calendar day of the month in which the limit on a particular share was reached. With respect to the conversion of a Class T share into a share of the No-Load Share Class, each Class T share will convert into an equivalent amount of shares of the No-Load Share Class based on the relative net asset value per share for each class.

C.	TERMINATION OF 12B-1 FEES

If the Fund does not receive an Exemptive Order satisfactory to it and therefore does not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share that is sold after February 1, 2017 reaching the applicable sales charge cap, (ii) the Fund’s dealer manager advising the Fund that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and any other underwriting compensation, with respect to all Class T shares would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event.

D.	COMPLIANCE GUIDELINES

The broker-dealer or other financial intermediary selling the Fund’s shares is responsible for determining the suitability of their client’s investment in the Fund, including the determination as to which class is appropriate for the investor to purchase. The initial minimum permitted purchase is $5,000 of shares of Class T common stock. Additional purchases must be in increments of $500 for shares of Class T common stock, except for purchases made pursuant to the Fund’s distribution reinvestment plan.

III.	ALLOCATION OF EXPENSES

Under the multiple class shares program, expenses related to the distribution of any particular class of common stock (and such other expenses as may be permitted by rule or order of the SEC and as the Board shall by resolution deem appropriate) shall be allocated to the shares of such class based on the methodology for the allocation of expenses reviewed and approved by the Board. Any subsequent changes to the allocation methodology must similarly be reviewed and approved by the Board. However, under Rule 18f-3, the Board’s approval of the Plan constitutes an approval of the included allocation of expenses.

The Board receives quarterly and annual statements concerning, as applicable, distribution expenditures under the Fund’s Rule 12b-1 plans. These statements, including the allocations upon which they are based, are presented to the Directors for review.

IV.	BOARD RESPONSIBILITIES

The responsibilities of the Board under the multiple class shares program and Rule 18f-3 are as follows:

A.	BOARD APPROVALS

The Board must approve the initial Plan and all material amendments to the Plan. Specifically, these approvals require the vote of a majority of the Directors and a majority of the

Directors who are not “interested persons” of the Fund, as such term is defined under the 1940 Act (the “Independent Directors”). In order to approve the Plan or an amended Plan, the Board must find that the Plan, including the expense allocation, is in the best interest of each class individually and the Fund as a whole. Before any vote on the Plan, the Directors are obligated to request and evaluate, and any agreement relating to a class arrangement shall require the parties thereto to furnish, such information as may be reasonably necessary to evaluate the Plan.

B.	MONITORING FOR CONFLICTS OF INTEREST

On an ongoing basis, and pursuant to their fiduciary responsibility under the 1940 Act, the Directors monitor the Fund for the existence of any material conflicts between the interests of the stockholders of different classes. If such a conflict arises, the Board, including a majority of the Independent Directors, will take such action as is reasonably necessary to eliminate the conflict. The Fund’s investment adviser, FSIC IV Advisor, LLC (the “Adviser”), has agreed that it will be responsible for reporting any potential or existing conflicts to the Directors. If a conflict among classes arises, Adviser will remedy such conflict at its own expense.

C.	APPROVAL OF RULE 12b-1 PLANS

The implementation of the multiple class shares program has not altered the requirement under Rule 12b-1 that the Board annually approve the Fund’s 12b-1 Plan and any related agreements.

D.	DIVIDEND RATE APPROVAL

The Board will be responsible for approving the Fund’s dividend distribution policy.

V.	CONCLUSION

The foregoing information provides an overview of the Fund’s proposed multiple class structure. In addition, this document provides the Directors with an outline of their duties in monitoring the class shares program. Therefore, it is suggested that each Director retain this document for use in connection with their future responsibilities with regard to the multiple class shares program.

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